AbbVie Inc.

1 North Waukegan Road

North Chicago, Illinois 60064-6400

VIA EDGAR

April 21, 2015

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attention:  Christina DeRosa

RE:                           AbbVie Inc.
Registration Statement on Form S-4
File No. 333-202921

Dear Ms. DeRosa:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, AbbVie Inc. (“AbbVie”) hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it may become effective at 5:00 p.m., Eastern time, on Wednesday, April 22, 2015, or as soon as possible thereafter.

In connection with this request, AbbVie acknowledges the following:

•                  should the U.S. Securities and Exchange Commission (the “Commission”) or the Staff of the Division of Corporation Finance of the Commission (the “Staff”), acting pursuant to delegated authority, declare the registration statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement.

•                  the action of the Commission or the Staff, acting pursuant to delegated authority in declaring the registration statement effective, does not relieve AbbVie from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement.

•                  AbbVie may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact David C. Karp or David K. Lam of Wachtell, Lipton, Rosen & Katz at (212) 403-1327 or (212) 403-1394, respectively, with any questions you may have concerning this request, and please notify either of them when this request for acceleration has been granted.

Sincerely,

AbbVie Inc.

By:	/s/ William J. Chase
Name: William J. Chase
Title: Executive Vice President